Exhibit 99.1

NEWS

Contact:	Media: Mark Truby 1.313.323.0539 mtruby@ford.com	Equity Investment Community: Larry Heck 1.313.594.0613 fordir@ford.com	Fixed Income Investment Community: Dave Dickenson 1.313.621.0881 fixedinc@ford.com	Shareholder Inquiries: 1.800.555.5259 or 1.313.845.8540 stockinf@ford.com

FORD ADOPTS TAX BENEFIT PRESERVATION PLAN

DEARBORN, Mich., Sept. 11, 2009 -- Ford Motor Company [NYSE: F] today announced that its Board of Directors has adopted a tax benefit preservation plan designed to preserve substantial tax assets.

Through year-end 2008, Ford had tax attributes, including net operating losses, capital losses and tax credit carryforwards, that would offset approximately $19 billion of taxable income.  Ford can utilize the tax attributes in certain circumstances to offset taxable income and reduce its federal income tax liability.

Ford’s ability to use the tax attributes would be substantially limited if there were an “ownership change” as defined under Section 382 the Internal Revenue Code and Internal Revenue Service rules.  In general, an ownership change would occur if Ford’s “5-percent shareholders,” as defined under Section 382, collectively increase their ownership in Ford by more than 50 percentage points over a rolling three-year period.  Five-percent shareholders do not include certain institutional holders, such as mutual fund companies, that hold Ford stock on behalf of several individual mutual funds where no single fund owns 5 percent or more of Ford stock.

The plan is similar to tax benefit preservation plans adopted by many other public companies with significant tax attributes.

As part of the plan, the Ford Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of its common stock and Class B stock.  The preferred share purchase rights will be distributed to stockholders of record as of Sept. 25, 2009, but would only be activated if triggered by the plan.

Effective today, if any person or group acquires 4.99 percent or more of the outstanding shares of common stock (subject to certain exceptions), there would be a triggering event under the plan resulting in significant dilution in the ownership interest of such person or group in Ford stock.

“This plan is designed to protect shareholder value and safeguard valuable tax attributes by reducing the likelihood of an unintended ‘ownership change’ through actions involving Ford common stock,” said Lewis Booth, Ford’s chief financial officer.

Ford’s Board of Directors has the discretion to exempt any acquisition of common stock from the provisions of the tax benefit preservation plan.  The plan may be terminated by the Board at any time prior to the preferred share purchase rights being triggered.

The preferred share purchase rights will expire upon:

•	The close of business on Sept. 11, 2012 (unless that date is advanced or extended by the Board);

•	The time at which these rights are redeemed or exchanged under the plan;

•	The final adjournment of Ford’s 2010 annual meeting of shareholders if shareholder approval of the plan has not been received prior to that time;

•	The repeal of Section 382 or any successor statute, if Ford’s Board of Directors determines that the plan is no longer necessary for the preservation of tax attributes; or

•	The beginning of a taxable year of the company to which the Board determines that no tax attributes may be carried forward.

The issuance of the preferred share purchase rights will not affect Ford's reported earnings per share and is not taxable to Ford or its stockholders.

Additional information regarding the tax benefit preservation plan will be contained in a Form 8-K and in a Registration Statement on Form 8-A that Ford is filing with the Securities and Exchange Commission.  In addition, Ford stockholders of record as of Sept. 25, 2009 will be mailed a detailed summary of the plan.

 About Ford Motor Company

Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles across six continents.  With about 201,000 employees and about 90 plants worldwide, the company’s brands include Ford, Lincoln, Mercury and Volvo.  The company provides financial services through Ford Motor Credit Company.  For more information regarding Ford’s products, please visit www.ford.com.

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